NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Class A Common Stock of FOXO Technologies Inc. (the "Company") from listing and registration on the Exchange on September 2, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Class A Common Stock is no longer suitable for continued listing and trading on NYSE American.. The Exchange has determined that the Company's Class A Common Stock is no longer suitable for listing pursuant to Section 1003(f)(v) of the NYSE American Company Guide due to the low selling price of the Class A Common Stock. On August 12, 2025, the Exchange determined that the Class A Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Class A Common Stock from listing and registration on NYSE American. The Company was notified on August 12, 2025. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 12, 2025, and trading in the Class A Common Stock was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Class A Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of the application have been satisfied.